

100% Mangosteen Juice

Manager's Report

We have presented the accompanying balance sheet of Bali Beverage Company aka Bali Juice as of December 31st, 2017 in addition to cash summary and income statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Based on our preparation and presentation we not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Ken Ramirez
Co-Founder and CEO
Bali Beverage Company



Balance Sheet

Bali Juice
As of December 31, 2017

	DEC 31, 2017
Assets	
Current Assets	
Cash and Cash Equivalents	
Bali Juice Bank Account	510.32
Total Cash and Cash Equivalents	**510.32**
Product Inventory	16,634.31
Total Current Assets	**17,144.63**
Total Assets	**17,144.63**
Liabilities and Equity	
Equity	
Current Year Earnings	(33,855.37)
Owners Contribution	51,000.00
Total Equity	**17,144.63**
Total Liabilities and Equity	**17,144.63**

Ken Ramirez
CEO - Bali Juice

Income Statement

Bali Juice
For the year ended December 31, 2017

	2017
Gross Profit	-
Operating Expenses	
Bank Service Charges	35.93
Consulting & Accounting	3,320.00
General Expenses	4,078.41
Marketing	20,220.92
Office Expenses	424.20
Travel	5,775.91
Total Operating Expenses	33,855.37
Operating Income	(33,855.37)
Net Income	(33,855.37)



Ken Ramirez
CEO - Bali Juice

Cash Summary

Bali Juice
For the 12 months ended 31 December 2017
Excluding Sales Tax

	Dec 2017	Avg	Variance
Less Operating Expenses			
Bank Service Charges	36	36	0.0%
Consulting & Accounting	3,320	3,320	0.0%
General Expenses	4,078	4,078	0.0%
Marketing	20,221	20,221	0.0%
Office Expenses	424	424	0.0%
Travel	5,776	5,776	0.0%
Total Operating Expenses	**33,855**	**33,855**	**0.0%**
Operating Surplus (Deficit)	**(33,855)**	**(33,855)**	**0.0%**
Plus Non Operating Movements			
Product Inventory	(16,634)	(16,634)	0.0%
Total Non Operating Movements	**(16,634)**	**(16,634)**	**0.0%**
Plus Movements in Equity			
Owners Contribution	51,000	51,000	0.0%
Total Movements in Equity	**51,000**	**51,000**	**0.0%**
Sales Tax Movements			
Sales Tax Inputs	-		
Sales Tax Outputs	-		
Net Sales Tax Movements	**-**		**0.0%**
Net Cash Movement	**510**	**510**	**0.0%**
Summary			
Opening Balance	-		
Plus Net Cash Movement	510		
Closing Balance	510		



Ken Ramirez
CEO - Bali Juice

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

BALI BEVERAGE COMPANY ("the Company") is an LLC formed under the laws of the State of California. The Company derives revenue from the sale of 100% Mangosteen based juice products.

The Company will conduct an equity crowdfund offering during the second quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes finished goods, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

_____

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 3, 2017, the date that the financial statements were available to be issued.